February 01, 2016

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Amendment No.8 to Registration Statement on Form S-1

Filed January 13, 2016

File No. 333-203400

In response to your letter dated January 28, 2016 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 9 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your January 28, 2016 letter immediately before our response.

 Executive Compensation, page 55

1. Please update your executive compensation disclosure for the fiscal year ended December 31, 2015, your most recently completed fiscal year. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

RESPONSE: We have updated the executive compensation disclosure for the fiscal year ended December 31, 2015 and auditor’s consent letter to comply with the requirements set forth in Regulation S-K Compliance and Disclosure.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374